

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 5, 2008

Margaret A. Burton
President and Chief Executive Officer
Fresca Worldwide Trading Corporation
7337 Oswego Road
Liverpool, New York 13090

> **Re:** **Fresca Worldwide Trading Corporation**
> **Amendment No. 3 to Form SB-2**
> **Filed January 31, 2008**
> **File No. 333-145882**

Dear Ms. Burton:

We have reviewed your filing and your response letter submitted on January 31, 2008, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Revenue Recognition, page F-7

1. We note your response to prior comment 19. Please revise your disclosures on page 6 to be consistent with your revenue recognition policy. You disclose on this page that you rebate a portion of the surcharge fee on the ATM's owned by third party vendors but your revenue recognition policy on page F-2 discloses that you receive all of the surcharge fees. Also, please confirm to us that the rebates of interchange and surcharge fees to the owner of the ATM location are recognized as cost of revenues. If not, tell us where you present these costs in your statements of operations and why such presentation is appropriate.

Updating

2. If necessary, please update your financial statements under Rule 8-08 of Regulation S-X.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Virginia K. Sourlis, Esq. (via facsimile at (732) 530-9008)